[US LEC LOGO]	US LEC Corp. Morrocroft III 6801 Morrison Boulevard Charlotte, North Carolina 28211 (704) 319-1000 www.uslec.com
June 20, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3561.
Washington, D.C. 20549-3561

Re:	US LEC Corp. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 7, 2006 File No. 0-24161
Dear Mr. Spirgel:
     US LEC Corp. (the “Company”), submits the following responses to the comments in your letter of April 25, 2006 on the financial statements included in the Company’s Form 10-K Report for the fiscal year ended December 31, 2005. For your convenience, we have reproduced the comments in bold face type before each response in this letter.
Consolidated Balance Sheets, page 34
1.	It appears, from the disclosure in the last paragraph of page 42 and the first table on page 50 that most (or all) of 921,000 warrants to purchase Class A common stock issued in January 2003 are still outstanding. Please advise and tell us how you accounted for these warrants. Refer also to the first paragraph of page 3 of your Form 8-K filed on January 17, 2003, which indicates that your warrant-holders have registration rights. Explain any such registration rights to us and describe how you applied the guidance of paragraphs 14 through 17 of EITF 00-19. It is unclear whether or not these warrants should be classified outside of stockholders’ equity as a liability.
     The warrants, together with $1.75 million of subordinated notes, were issued in January 2003 as part of the consideration for the purchase of certain assets of Eagle Communications, Inc. The Company measured the fair value of the warrants at the time of issuance using the Black-Scholes model and reported that value as permanent equity in stockholders’ equity.
     The warrants may be exercised by paying the exercise price in cash or through a cashless exercise. In addition, prior to the payment in full of all the subordinated notes in September 2004, the warrants could have been exercised by applying a portion of the principal amount of the related subordinated note to pay the exercise price. Upon exercise, the Company is obligated to deliver unregistered shares to the holders of the warrants subject to the terms of a related registration rights agreement. The holders do not have a right to receive any other consideration when they exercise the warrants.
     At the time the warrants were issued, the Company entered into a registration rights agreement with the holders. The agreement grants the holders demand and piggyback registration rights. Upon a demand by the holders of a majority of the shares underlying the warrants to register shares having a value of at least $3.0 million, the Company is obligated to “use its reasonable best efforts to effect the registration” and to “use its reasonable best efforts to cause the registration statement to become effective.” All shares delivered to date upon the exercise of the warrants have been unregistered shares. Neither the warrants nor the registration rights agreement imposes any
Our mission is to be the premier communications partner for businesses by delivering quality voice, data and Internet services and by exceeding expectations for customer care.

liquidated damages or penalties of any kind on the Company for a failure to a file a registration statement or a failure to cause it to become effective. The demand can be made prior to or after the exercise of the warrants. Under no circumstances is the Company required to deliver “registered” shares as the only means of settling the exercise of the warrants. The Company is not required to deliver “registered” shares, it is only required to use its reasonable best efforts.
     The Company has at all times had sufficient authorized and unissued shares of Class A common stock (over 92 million shares at March 31, 2006) to issue the shares underlying the outstanding warrants as well as other shares issuable under all of the Company’s outstanding warrants, options and convertible preferred stock. The market value of the warrant shares is defined and determinable (NASDAQ) and, if the shares should not continue to be publicly traded, the fair value is determined by the Company’s board in good faith.
     In light of the applicable guidance in paragraphs 14 through 17 of EITF 00-19, the Company believes the warrants have been properly classified as permanent equity for the following reasons:
•	The warrant contract does not require the Company to settle the warrant only by delivery of registered shares.

•	The Company is permitted to settle the warrant by delivering unregistered shares and, in fact, all shares issued to date upon exercise of the warrants have been unregistered.

•	Upon request by the requisite number of holders, the registration rights agreement requires no more than the Company’s “reasonable best efforts” to register the shares, and neither the warrant nor the registration rights agreement imposes any monetary penalty on the Company if the Company is unable to register the shares.

•	No requests for registration have been received by the Company.

•	At the time the warrants were issued, no shareholder approval was required to increase the Company’s authorized shares of Class A common stock in order to settle the warrants upon their exercise (and to settle all of the Company’s other derivative equity securities) and no such shareholder approval is currently required.
Consolidated Statements of Operations, page 35
2.	As previously telephonically requested, in April 2003, please revise in future filings, per SAB Topic 11B, to change the description of the line item to “Network Expenses” to explicitly indicate that it is reported exclusive of depreciation and amortization shown below in your income statement.
     We will revise the description of “Network Expenses” to “Network Expenses (excluding depreciation and amortization shown below)” in all future filings.
2. Summary of Significant Accounting Policies
Revenue Recognition, page 38
3.	Refer to the fourth paragraph of page 38 and tell us about your revenues that are reported on a net basis. Identify the customers and explain the respective telecommunications arrangements. Describe and quantify the gross revenues and the offsetting costs for each period. Addressing the guidance in EITF 99-19 tell us why it is appropriate to report these revenues on a net basis. Please refer to any other pertinent authoritative accounting literature considered in reaching your conclusion.

     The Company has the right to bill Inter-exchange Carriers (“IXCs”) related to interstate and intrastate carrier access for 8YY traffic in connection with calls originating on the networks of the Company’s end customers. 8YY equates to toll free calls - e.g., 1-800 calls, 1-866 calls, etc. - in which cases the called party rather than the party dialing the 8YY number is charged the toll rate for the call. The called party pays its own local exchange carrier (the IXC) for the 8YY service. Under the existing regulatory framework the originating local exchange carrier (US LEC or any other LEC, as the case may be) providing services to the calling party is generally entitled to receive from that IXC an “access” charge for transporting the call.
     The customers that generate a large number of 8YY calls are primarily in the wireless and hospitality industries. As an incentive, the Company offers to share a percentage of the carrier access revenue that they generate. This sharing arrangement is separate from the end customer relationship with the Company that generates monthly recurring revenue to the Company. For example, assume the Company may agree to share with a hotel a percentage, say 30%, of the access charge revenue collected from IXCs related to 8YY calls made by guests at the hotel. As guests at the hotel make 8YY calls, assume further that the Company invoices the respective IXC $1,000 for access. If the Company collects the $1,000 payment from the IXC, then the Company pays or credits the hotel 30%, or $300. In an instance where the IXC disputes or does not pay the Company’s invoice, or only pays a portion of the invoice, say $400, then the Company may only pay the proportionate share of access charges collected from the IXC to the hotel, which in this example would be $120. 8YY calls generate revenue for the IXCs, because they are entitled to bill their end customers for the 8YY service.
     The gross revenue and offsetting incentives for each period are a subset of the Company’s carrier access revenue. A detail of the different categories of revenue can be found in MD&A on page 22. Carrier access revenue, including 8YY and other access revenue for each period reported, was as follows:

(in 000s)	For the Year Ended December 31,
	2005	2004	2003
Gross 8YY Revenue	$23,818	$40,878	$88,987
End Customer contractual portion for 8YY traffic	(2,479)	(6,466)	(28,793)

Net 8YY Revenue	21,339	34,412	60,194

Other Carrier Access Revenue	13,610	15,851	18,680

Total Net Carrier Access Revenue	$34,949	$50,263	$78,874

Total Revenue	$387,738	$356,181	$310,825
End Customer contractual portion for 8YY as a Percent of Total Revenue	-0.6%	-1.8%	-9.3%
     As noted in the table above, sharing access charges with customers has declined significantly over the past three years. This is due primarily to reductions in carrier access rates over this time, the loss of some large customers and from the Company making a strategic decision to reduce the frequency of these offerings to potential customers. The Company expects these revenue sharing arrangements to continue to decrease in the future. In assessing whether the carrier access revenue should be reported on a net basis or gross basis with a separate display of cost of sales to arrive at gross profit, the Company has evaluated the guidance in EITF 99-19. In evaluating the provision of EITF 99-19, the following considerations were made:
•	The Company is the primary obligor in the arrangement - Given the unique industry considerations in this case, it is difficult to determine the primary obligor relating to the carrier access revenue generated. The objective of this requirement is to distinguish between situations where either a supplier to a company, or the company itself is responsible for providing a product or service to a customer that generates revenue to the company. As this paragraph indicates, responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment. In the Company’s situation, it is our responsibility to simply route the call so that it ultimately reaches the IXC responsible for providing the 8YY service.

•	The company has general inventory risk - The inventory risk component of 99-19 does not apply as the Company does not hold inventory.

•	The company has latitude in establishing price - The pricing used in the amounts billed to carriers comes from either a tariffed rate or a contractual rate between the Company and the IXC for this type of traffic in general. Tariffed rates are established by either the FCC, the state in which the traffic originates and terminates or the Company. The majority of the transmitted calls are set at a rate established by the FCC or the state. Contractual rates can be directionally impacted by changes in tariff rates.

•	The company changes the product or performs part of the service - As described above, the Company’s role is to transmit traffic to its intended destination. To the extent this is outside the Company’s network, an IXC would get involved in the traffic transmission decision which creates a billing opportunity for the IXC. It is the creation of this billing opportunity for the IXC that leads to the industry requirement allowing the LEC originating the traffic (the Company) to bill the IXC for this access. Given the unique industry considerations in this case, it is difficult to apply this situation to the guidance in EITF 99-19.

•	The company has discretion in supplier selection - The Company does not have full discretion in determining what IXC moves the related 8YY traffic.

•	The company is involved in the determination of product or service specifications - This would not apply as the Company does not determine the 8YY product or service that is chosen.

•	The company has physical loss inventory risk (after customer order or during shipping) - Physical loss of inventory does not apply in this case as the Company does not hold inventory.

•	The amount the company earns is fixed - The amounts that both the Company and its end customer earn are fixed based on their contractual arrangement.

•	The supplier (and not the company) has credit risk - As part of its arrangements with its end customers, the Company does not assume full credit risk of the amounts billed to IXCs. Should it be determined that amounts billed to IXCs will not be collected in full, the Company’s receivable and the associated liability established for the amounts contractually owed to its end customer are both proportionally reduced by the amount determined to be uncollectible.
     In evaluating the application of EITF 99-19, the Company considered the fact that the amount that both it and its end customer earns are based on contractual fixed percentages. The other consideration that the Company considered most important in this conclusion was the fact that it does not assume the full credit risk of non-payment by the IXCs, and that a proportional amount of the credit risk is assumed by its end customer. Based upon this analysis, the Company concluded that net presentation was most appropriate in these circumstances.
4.	Refer to the sixth paragraphs of pages 38 and 39. Clarify for us your accounting for non-recurring installation costs. Describe these “end customers.” Identify the “other carriers.” Analyze and describe the services performed for each and tell us how you recover these costs. Explain why you amortize these costs to operations over the average initial term of the related contracts. Please refer to all pertinent authoritative accounting literature in your response.

5.	Similarly, refer to paragraph 7 of page 39 and give us an analysis of your current and non-current deferred installation revenues. Identify the parties for whom these services have been performed and explain to us how and why you defer these revenues. Please refer to all pertinent authoritative accounting literature in your response.
     Given the related aspects of questions 4. and 5., we have combined our answers as shown below:
     Since January 1, 2000, we have incurred and capitalized certain costs in connection with the required expansion of our telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to our telecommunications platform as well as expenditures for expanding our network when customer growth requires capacity enhancements. We refer to these two types of costs as customer installation costs and network installation costs.

     Customer installation costs are paid by the Company to LECs (such as BellSouth, Verizon, and Sprint) for installing circuits on the premises of our end customers. The Company’s end customers are businesses that utilize our voice, data and Internet services. Revenue and cost related to these end customers is comprised of recurring fixed charges, recurring usage-sensitive charges (primarily long distance services) and non-recurring installation costs. Customer installation costs represent incremental direct costs to enhance the Company’s telecommunications network to allow the Company to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had the new contract not been entered into. The terms of new contracts range from 24 to 36 months, and the average initial term used to amortize these costs over the past few years has been 30 months. The average initial term is evaluated quarterly. The revenue associated with the billing of these costs is deferred over this 30 month period. The Company has considered the guidance in Topic 13, Revenue Recognition, and concluded the following relating to installation costs billed to customers:
•	The Company has followed the guidance in Topic 13-Revenue Recognition, Question 5. The fee charged for installing the equipment and service to connect a customer to our telecommunications platform is not a discrete earnings event. The terms, conditions, and amounts of these fees are negotiated in conjunction with the pricing of all the elements of the arrangement and the Company does not sell the installation charges separately. Additionally, the on-going services being provided require the initial installation. Accordingly, the up-front installation fee and the monthly recurring services are assessed as an integrated package as the Company considers them to be integral and non-separable. The installation activities would not occur unless a customer contract that provides recurring monthly revenues was entered into.

•	It is appropriate therefore to defer the installation costs billed to customers and recognize the related revenue over the contractual term of the initial contract.

•	Given the relatively small amount of installation costs per customer contract, and, the large number of end customers (approximately 26,000 at December 31, 2005), the Company deemed it appropriate to recognize this revenue over the average initial term of customer contracts. This has been determined to be 30 months over all periods presented.

•	The related costs are appropriate for deferral and amortization over the same 30 month period as they are incremental and appropriate for capitalization as provided for in FASB Technical Bulletin No. 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts or paragraph 5 of SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Additionally, the Company considered the guidance in SAB Topic 13 A.3(f) Question 5 which provides that the deferred costs should be amortized to expense over the same period as the related deferred revenue. As such, these costs are amortized to expense over the same 30 month period.
     The Company also has new customer relationships where the installation costs are not billed to customers. These costs are of the same nature as those that are billed to customers as described above, and again meet the criteria for capitalization using the guidance in SFAS 91 and FTB 90-1. The Company has concluded that it is appropriate to defer these costs based upon the fact that the contractual revenue streams and related gross profit are more than sufficient to recover the deferred installation costs. The significance of the excess of contractual revenue over the installation costs for each contract has led to the Company concluding it is appropriate to defer these costs and amortize them over an appropriate contractual period.
     Other carriers include IXCs and ILECs that originate and terminate inter-exchange and local calls on the Company’s network. Revenue from other carriers is comprised of access charges and reciprocal compensation for the origination and termination of these calls and non-recurring installation charges. The cost related to carriers is also comprised of recurring, usage-sensitive charges and non-recurring installation costs. Network installation costs are also paid to LECs (such as BellSouth, Verizon and Sprint) for installing circuits (such as DS1s and DS3s) and trunks to insure adequate capacity to serve existing and new customers. Network installation costs are amortized over the expected useful life of the circuits and trunks that are installed and the installation revenue associated with the billing of these costs is deferred over the same 60 month period.
     At December 31, 2005 and 2004, the net amount of customer and network installation costs deferred were approximately $7.5 million and $7.7 million, respectively. The amortization related to these deferred costs totaled $6.2 million and $5.7 million during the years ended December 31, 2005 and 2004, respectively.
Acquisitions, page 42
6.	It appears, from the second paragraph of page 40 that you allocated material amounts to intangible assets during your purchases of Fastnet and Safenet in December 2003 and November 2004, respectively. Tell us how you made those purchase price allocations. Give us an analysis and identify the “marketing related assets” acquired with the purchase of those dial-up and broadband ISP, web hosting, co-location and telephony businesses. Tell us also how these “marketing related assets” met the criteria of paragraph 39 of SFAS 141 for recognition separate from goodwill.
     The Company engaged the valuation group of an independent accounting firm to prepare a fair value analysis of certain identifiable intangible assets owned by Fastnet and StarNet (referenced as Safenet above) for financial reporting purposes. For purposes of the appraisals and in accordance with the Statement of Financial Accounting Concepts No. 7, fair value was defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Based upon the provisions of the purchase agreements, other intangibles besides goodwill were identified as customer contracts/relationships, certain marketing related assets and internally generated software. In all cases these asset categories represent legal rights that were acquired in connection with the acquisitions. The balances in these accounts as of the respective acquisition date and as of December 31, 2005 were as follows:

	Preliminary
	Valuation at
(in 000s)	Date of	As of
	Purchase	December 31, 2005
FASTNET
Marketing Assets	$170	$112
Customer Relationships	5,500	3,176
Goodwill	381	651

	$6,051	$3,939

Purchase date: December 15, 2003
Percent of total assets at reporting date		1.3%

StarNet
Marketing Assets	$661	$682
Internally Developed Software	117	94
Customer Relationships	1,231	793

	$2,009	$1,569

Purchase date: November 1, 2004
Percent of total assets at reporting date		0.5%

Total Assets		$298,311

     As shown above, the vast majority of the other intangible assets acquired related to customer relationship assets (83% aggregated for the two acquisitions). These represented the customer contracts and relationships that were acquired as part of each respective acquisition, and were valued using a discounted cash flow methodology. The marketing related assets represent registered trade names, service marks, domain names and IP addresses, and were valued using a relief from royalty method. The internally developed software was valued using a replacement cost methodology.
     As stated in paragraph 39 of SFAS 141, an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). As stated in Appendix 10 of SFAS 141, an intangible asset that meets the separability criterion shall be recognized apart from goodwill even if the acquiring entity does not intend to sell, lease, or otherwise exchange that asset. The separability criterion is met because the asset is capable of being separated from the acquired entity and sold, transferred, licensed, rented, or otherwise exchanged for something else of value. The Fastnet Marketing Assets and StarNet Marketing Assets all met this criterion and thus were recognized as an asset apart from goodwill.
7.	Further, describe the SFAS 144 asset groups to which the Fastnet and Safenet intangibles were assigned. Tell us about your consideration of whether these assets needed to be tested for recovery, per paragraph 8 and 9 of SFAS 144, in light of your continuing operating losses and the steady decline of the trading price for your common shares since the acquisitions of these two ISPs, and if so, how those impairment tests were conducted. Give us your calculation and explain why impairment charges were unnecessary.
     In a prior year, the Company concluded that its continuing operating losses represented an indicator of impairment using the guidance in SFAS 144, and therefore has tested long-lived assets for impairment each quarter. The Company analyzes impairment at the telecommunications switch level and examines Fastnet and StarNet as unique locations. The other intangible assets obtained in the acquisitions of Fastnet and StarNet support their operations and are therefore considered in the impairment calculations of these locations. The Company evaluates on a quarterly basis the projected cumulative cash flow over the net book value of each asset group. This assessment has resulted in positive cash flow for every location; therefore, no impairment has been recorded.
     The projected cumulative cash flow analysis projects future cash flows over a period representing the remaining useful life of the assets. The assumptions used in the growth rates in the analysis are consistent with historical growth rates for the Company. Corporate overhead expenses that can be specifically identified or attributed to specific assets should be included in management’s cash flow projection, and therefore are allocated to each of the switch locations included in the individual cash flow projections for the particular switch.
     Following is the impairment analysis for these assets as of December 31, 2005:

(in 000’s)
Fastnet
Net Book Value of Assets at December 31, 2005	$7,856
Projected Cumulative Cash Flow over NBV of Assets at December 31, 2006	$721

StarNet
Net Book Value of Assets at December 31, 2005	$1,265
Projected Cumulative Cash Flow over NBV of Assets at December 31, 2006	$615

Remaining asset useful lives range from 3-5 years
     Paragraph 9 of SFAS No. 144 further states that when a long-lived asset (asset group) is tested for recoverability, it also may be necessary to review the amortization period as required by FASB Statement No. 142, Goodwill and Other Intangible Assets. At the end of each reporting period, the Company evaluated the factors contributing to the valuation of the intangible assets of Fastnet and StarNet and determined that changes to the amortization period of the intangible assets were unnecessary. Based upon these reviews to date, the Company has concluded that the amortization periods as disclosed in the annual financial statements remain appropriate.
7. Commitments and Contingencies, page 44
8.	For how long have IXC carriers disputed your billing for interstate and intrastate access charges? See the last paragraph of page 45 and the second and third paragraphs of page 46. In addition to Qwest, MCI and Sprint, identify the other IXC carriers involved in these disputes. Describe the basis for each IXC carrier’s dispute. Tell us, do your IXC carriers argue that the billed services were not performed? Do they disagree with the tariffs charged? Do they dispute the quality of those services? Please explain. For each disputing IXC carrier, give us an analysis, by reporting period, of the disputed revenues recorded and charges billed. See the first paragraph of page 46 and tell us the amounts of the reserves established at each balance sheet date. Tell us also how you met the recognition criteria of SAB Topic 13A requiring that: delivery has occurred or services have been rendered, your price to the buyer is fixed or determinable, and collectibility is reasonably assured for each reporting period.
     The Company was founded in 1997 following the passage of the Telecommunications Act of 1996 and began exchanging communications traffic with other carriers in that year. In our industry, disputes between carriers related to intercarrier compensation for the exchange of traffic are commonplace. Moreover, it is just as common for the Company to register disputes with other carriers as it is for the Company to be on the receiving end of such disputes. In the ordinary course of business, IXCs have disputed certain aspects of the Company’s billing for interstate and intrastate access charges since the Company’s inception. For the most part, these disputes related to such matters as the proper differentiation between local and inter-exchange usage, rates, minutes of use, application of late payment charges, etc., and for the most part these disputes have been resolved between the parties.
     Beginning in the fall of 2002, certain IXCs began to dispute the Company’s interstate and intrastate access charges billed in connection with 8YY calls originating on the networks of wireless carriers. The identity of the IXCs that have disputed interstate and intrastate 8YY access charges included the following carriers: Global Crossing, BTI, Broadwing, Wiltel, Cable and Wireless, ITC Deltacom, MCI, Qwest and Sprint. Of these, three of the larger disputes were raised by MCI, Qwest, and Sprint. Most of these disputes over the billing for 8YY traffic, including MCI and Sprint, were settled. In exchange for mutual releases, such settlements in most cases resulted in a combination of payments by the IXC to the Company and invoice credits issued by the Company to resolve completely or substantially all outstanding receivables related to access charges for 8YY traffic. In some cases the settlements also established a framework for the ongoing billing, payment and rates for interstate and intrastate access charges, including access charges for 8YY traffic originating on the networks of wireless carriers.
     The Company provided updates in its quarterly and annual SEC disclosures related to the larger disputes over access charges for 8YY traffic involving MCI, Sprint and Qwest.
     As noted, the bases for the IXC disputes varied and included such matters as the proper differentiation between local and inter-exchange usage, rates, minutes of use, application of late payment charges, etc. In the Company’s view the disputes did not relate to non-performance, as it was clear the traffic for which the Company billed traversed its network. Some IXCs, however, disputed whether the Company performed certain elements comprising originating switched access service as it relates to access charges billed for traffic from wireless carriers connected to the Company’s network. The Company does not believe that the IXCs disputes were based on quality of service (for example, generally calls including 8YY calls traversing the Company’s network in these instances were successfully completed to the IXCs customers).
     Our disputes with MCI, Qwest and Sprint primarily involved whether they were legally obligated to pay for access charges billed them for wireless 8YY traffic. In September 2002, the Company filed a Petition for Declaratory Ruling asking the FCC to reaffirm its prior position that access charges can be collected by local exchange carriers in connection with calls originating or terminating on the networks of wireless carriers. In the 8th Report and Order released in May 2004, the FCC announced a prospective rule confirming a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff and the wireless carrier had not separately billed the IXC for those services. In light of that decision, the Company withdrew its petition as moot. The 8th Report and Order was effective for the billing of access charges related to all interstate traffic originating or terminating after June 20, 2004, and the Company believes its access billing was consistent with such order.
     Notwithstanding the prospective nature of the 8th Report and Order, MCI, Qwest and Sprint, among other IXCs continued to dispute access charges that the Company had previously billed them for wireless traffic, and MCI and Qwest elected to withhold current payments in whole or in part, pending resolution of their disputes. Two of these disputes resulted in litigation. In one proceeding, the Company filed suit against Qwest in the U.S. District Court in North Carolina for collection of unpaid access charges. (Qwest had filed suit against the Company in June 2004 in Colorado state court, but that suit, which was removed to federal court, was dismissed due to the lack of jurisdiction over the Company.) Qwest filed a counterclaim alleging breach of contract, unjust enrichment, fraud and negligent misrepresentation based on the Company’s billing for wireless traffic. In April 2005, the Company filed suit against MCI, also in U. S. District Court in North Carolina, to collect amounts owed by MCI for access charges for wireline and wireless calls. MCI filed a counterclaim seeking a return of access charges previously paid to the Company for wireless traffic.
     The Company disputed the right of these IXCs to withhold payments and, further, believed that its access billing was and remains consistent with the FCC’s 8th Report and Order and the Company’s tariffs and/or contracts. The Company provided the service (access), billed pursuant to its tariff or contract (Interstate — FCC benchmark rate; Intrastate — Tariff; and, in case of Sprint — Contract), and at the time of billing believed collectibility was reasonably assured. In fact, a significant percentage of amounts that ultimately were the subject of the dispute had been paid by the IXCs. While we have sought and will continue to seek resolution through discussion and negotiation, the Company has defended vigorously all challenges to its billing of access charges for 8YY traffic and has pursued vigorously collection of unpaid access charges for that traffic.
     The accounts receivable balance for each IXC disputing and withholding payments related to billing of access for 8YY wireless traffic for each reporting period were as follows:

Receivable balance for Carriers disputing and withholding payments related to billing of access for 8YY Wireless Traffic

(in 000s)
	Gross AR	Related Reserves	Net A/R	Reserve %
As of 12/31/05*
MCI	$25,560	$3,945	$21,615
Qwest	6,656	1,027	5,629
Sprint	6,663	1,028	5,635

Total	$38,879	$6,000	$32,879	15.4%

As of 12/31/04
MCI	$14,231	$2,256	$11,975
Qwest	5,813	922	4,891
Sprint	6,447	1,022	5,425

Total	$26,491	$4,200	$22,291	15.9%

* Prior to settlement entries and charge related to carrier access disputes
     Prior to the date of filing our Form 10-K Report for the year ended December 31, 2005, these reserves were deemed adequate and consistent with FAS 5 by the Company’s financial, accounting and legal personnel. The Company did not have accurate data regarding specific disputed amounts by IXCs because these disputes were communicated to the Company in many ways and often did not detail the specific charges disputed but rather used general statements as to the nature of the charges. This was the case with many of the wireless disputes. The Company only records and recognizes as valid those disputes that are written in nature, via letters sent in regular mail or emails. Section 1.5.4 of the Company’s F.C.C. No. 1 tariff, effective July 24, 2004, states that the dispute must be “written” and provide enough relevant information for the Company to identify and research. Similar sections can be found in all of the Company’s state tariffs as well. Accordingly, the reserve methodology used by the Company was consistent with prior Company practice and was based on the Company’s historical experience with resolving carrier disputes and management’s best estimate of the reserve needed in order to resolve or settle the current outstanding IXC disputes. In making its decision to take the charge related to IXC access disputes in the fourth quarter of 2005, the Company considered the following:
     MCI was not paying at that time; Qwest paid approximately 75% of the billed amount, and Sprint paid over 95%. However, as MCI was clearly the largest of the three, and as they were not paying, approximately $2.5 million of billed charges was not being collected quarterly.
     MCI, and to a lesser degree Qwest, had been active in litigating and/or settling with other CLECs that are in a similar, but not exact, situation as the Company. MCI had settled with McLeod USA and Qwest with Telepacific. Though not directly on point or precedent setting, also relevant was MCI’s dispute with PAETEC, and the recent court findings and subsequent settlement.
     Again, though not the exact same circumstances, as is discussed below, PAETEC’s dispute with MCI centered around wireless traffic. In late August, 2005 Judge Claude Hilton, in the federal Court in the Eastern District of Virginia, ruled in favor of MCI holding that PAETEC’s tariff did not permit it to charge access for wireless originated calls and that none of PAETEC’s equitable theories of recovery had merit. He noted that MCI allegedly did not know PAETEC was charging for the traffic, concluded that MCI was not a “Customer” under PAETEC’s tariff and, even if it was, the way switched access service was defined in the tariff did not address services provided in the context of calls originating on the network of a wireless carrier. (Subsequent to this finding, the parties entered into a settlement as to amounts payable from PAETEC to MCI, subject to PAETEC’s appeal of the overall findings).
     While the above decision was pertinent, there were differences that kept the ruling from being a direct precedent to the Company and its position:
•	The jurisdictions of the suits are different (Virginia v. North Carolina) and we believe North Carolina would be more favorable,

•	MCI had known since early 2002 that the Company was charging for wireless traffic, which was a key issue in the PAETEC case, and even participated actively in the FCC proceeding the Company filed on this very subject, and

•	There were differences in the tariff language.
     Given all of the above, the PAETEC decision, on its own, did not provide a sufficient basis to change our present position and/or increase our reserves beyond continuing practice, primarily due to the three bullet points above.
     However, as we approached year end, we believed it was appropriate to re-visit the financial and reporting issues related to the receivables, as well as the realization of all other assets. The Company believed there were at least four factors that should be considered in connection with the review of realization as follows:
•	The PAETEC decision; while there were differences, the judge did rule in MCI’s favor and it remained a hurdle we would need to overcome,

•	Movement by MCI and Sprint to enter into serious settlement discussions with the Company, but at amounts well below that recorded as net receivables,

•	Qwest’s statement that they expected a payment from us, not the other way, and

•	The beginning of discovery in the lawsuits and the fact that all three IXCs had indicated a willingness to litigate aggressively if there was no compromise at lower amounts than recorded.
     The Company then settled with MCI and Sprint and recorded a fourth quarter charge to the income statement of approximately $23.3 million that also included amounts for unresolved disputes, including Qwest, that management believes were adequate to account for their ultimate resolution. This included an adjustment to amounts previously accrued to end customers for their contractual portion of amounts billed for 8YY traffic (see response to comment 3 above). The settlements resulted in a cash receipt by the Company of approximately $9.0 million in the first quarter of 2006.
     One important item to note is that the majority of amounts disputed by the IXCs related to charges billed prior to June 20, 2004, the effective date of the FCC’s 8th Report and Order. The majority of post Order invoices were not being disputed as to tariff or contracted rates. However payment of the post Order invoices were being withheld under the theory of offset to dispute pre Order activity. In fact, a significant number of invoices billed pre Order had been paid by the IXCs.
     Subject to adding reserves when warranted, the Company appropriately recorded billed amounts as accounts receivables and revenues, as the bills were in accordance with the tariff (or contract), and, in light of the FCC’s 8th Report and Order, as well as the Company’s interpretation of prior orders and decisions, assumed appropriately to be collectible. The recognition criteria of Staff Accounting Bulletin Topic 13A requires that: delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured for each reporting period. All of these criteria were met as outlined above: we provided the service (access), we billed pursuant to our tariff or contract (Interstate — FCC benchmark rate; Intrastate — Tariff; and, in case of Sprint — Contract), and collectibility was reasonably assured since we generally had been paid, even when entering into settlement agreements.

10. Stockholders’ Deficiency, page 49
9.	With a view to additional disclosure, tell us how you expect to account for the voluntary stock option exchanged disclosed in the second paragraph of page 51. Will the modified terms of the replace be more valuable than cancelled options? Will these changes be material? Please explain. If material, Management’s Discussion and Analysis should include a description of the expected material impact on income from continuing operations, per Item 303(a)(3)(ii) of Regulation S-K.
     As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning this fiscal year and any unvested grants prior to the adoption of SFAS No. 123(R). In accordance with this method financial statements for prior periods have not been restated.
     In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Immediately following the expiration of the 2006 Exchange Offer, the Company granted new options for exchange and canceled the tendered options. Options covering a total of 4,321,000 shares were eligible for exchange in the offer. The Company accepted for exchange and canceled eligible options tendered to it for 3,721,000 shares of US LEC common stock. The exercise price of the new options was $2.08, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Because the value of the new options exchanged was greater than the cancelled options, stock-based compensation expense relating to stock options as calculated using SFAS No. 123R includes the impact of the 2006 Exchange Offer beginning with the quarter ended March 31, 2006.
     The Company will recognize compensation expense on a straight-line basis over the optionee’s vesting period. As of March 31, 2006, there was $2.5 million of unrecognized compensation expense related to non-vested option awards that is expected to be recognized over a weighted average period of 2.9 years. The fair value of each option grant was determined using the Black-Scholes option pricing model.
     At the time of the filing of our 10-K, we could not yet determine the number of option shares that would be exchanged nor the new exercise price of the option shares accepted for exchange. Within MD&A (on page 31 of our 10-K), we disclosed that the unearned compensation relating to all stock options, including those associated with the exchange, would equal approximately $7.2 million based on the fair market value of the Company’s stock options on March 1, 2006 and assuming all eligible options were exchanged and that the unearned compensation would be amortized over 4 years beginning when the exchange offer was completed.

     Please let us know if you need further information or clarification of the responses to the comments in your letter of April 25, 2006.
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     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings under the Securities Exchange Act of 1934, (ii) staff comments or changes to disclosures made in response to staff comments do not foreclose the Commission from taking any action with respect such fillings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
US LEC Corp.
/s/ J. Lyle Patrick
J. Lyle Patrick
Chief Financial Officer

cc:	Aaron D. Cowell, Jr. Amy G. Radke S. Shane Turley Thomas R. Gooley Barney Stewart III, Moore & Van Allen, PLLC William S. Sullivan, Jr., Deloitte and Touche LLP